FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of
FEBRUARY 2005

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F       ☒       Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes     ☐               No     ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                    ).

Enclosure:                                        Press release dated February 23, 2005: Transgene announces New Strategy in Therapeutic Vaccines and MVA-Muc1-IL2 meets primary endpoint in lung cancer Phase II

CONTACT:
Transgene	Cohn & Wolfe	Image 7
Philippe Poncet	Michael Long	Tiphaine Hecketsweiler
C.F.O. and Investors Relations	+ 1 (415) 365-8523	+ 33 (0) 1 53 70 74 70
+ 33 (0) 3 88 27 91 01
www.transgene.fr

TRANSGENE :

•                  New Strategy in Therapeutic Vaccines

•                  MVA-Muc1-IL2 Meets Primary Endpoint in Lung Cancer Phase II

Strasbourg, France, February 23, 2005 – Transgene (Nasdaq: TRGNY; Eurolist Paris: FR0005175080) presented today, along with its 2004 financial results, its new strategic goals. Taking advantage of its substantial technical know-how, Transgene has decided to concentrate resources on a streamlined product portfolio both in cancer and infectious diseases.

The clinical development portfolio will concentrate, for the time being, on the following three main products: the anti-cancer vaccine MVA-Muc1-IL2 currently in a Phase II trial for lung cancer; the therapeutic vaccine MVA-HPV-IL2 against Human Papilloma virus infection currently in a Phase II clinical trial for cervical intraepithelial neoplasia; and the anti-cancer immunotherapy product Ad-IFNγ in a Phase I/II clinical trial for primary cutaneous lymphoma. A new therapeutic vaccine candidate, MVA-HPV, against the hepatitis C virus is scheduled to enter a Phase I/II clinical trial within one year.

The development of Myodys® for the treatment of Duchenne/Becker’s muscular dystrophy will continue to be pursued under funding from the French Association against Muscular Dystrophy (AFM).

The development of Transgene other product candidates, Ad-IL2 in Phase I/II for the treatment of melanoma, MVA-FCU1 in pre-clinical stage and MVA-Muc1-IL2 for the treatment of prostate and kidney cancers, are suspended and will resume if and when external financing is available.

Research programs will address problems relating to infectious diseases and expanding the technology platform will be expanded beyond viral vectors.

Transgene also plans in the future to obtain more value from its biomanufacturing expertise and facilities, especially through additional partnering and contracts with third parties.

Société anonyme au capital de 23 008 603 € – R.C. Strasbourg B 317 540 581

11, rue de Molsheim – 67082 Strasbourg Cedex (France) Tel : + 33 3 88 27 91 00  Fax : + 33 3 88 27 91 11

www.transgene.fr

“Our strategic focus aims at fulfilling out commitment to keeping our 2005 cash burn at the level of fiscal year 2004, i.e., 20.3 M€,” stated Philippe Archinard, Chief Executive Officer of Transgene. “The recent results from our clinical trials with MVA-Muc1-IL2 in lung cancer and MVA-HPV-IL2 for the treatment of CIN2-3 are very encouraging. We had to suspend MVA-Muc1-IL2 in prostate cancer despite good results of the vaccine in this indication. We are in the process of preparing and discussing a pivotal trial for Ad-IFNγ in cutaneous lymphoma with the FDA and the European Medicines Agency (EMEA). In 2005, our new strategy will mark a new step forward in the progress of our product portfolio. We believe that the expected wealth of news from anticipated portfolio developments in 2005 should raise our visibility with investors.”

MVA-Muc1-IL2 therapeutic vaccine meets primary endpoint in Phase II trial for the treatment in non-small cell lung cancer.

The multicentric phase II trial is evaluating the efficacy of the upfront association of subcutaneous injections of MVA-Muc1-IL2 at a dose of 108 pfu with a cisplatin/vinorelbine-based chemotherapy in patients with advanced or metastatic Muc1-positive non-small-cell lung cancer (stage IIIB or IV). The primary endpoint was defined as tumor response rate of at least 11 responses out of the first 33 evaluable patients.

The following responses were observed in the 35 patients evaluable to date :

•                  13 patients have responded to the treatment according to the RECIST criteria (partial responses validated in central review); and

•                  11 patients had their disease stabilized for more than 12 weeks.

Together, these results indicate that 24 out of 35 patients (68%) have benefited from the combination of MVA-Muc1-IL2 vaccination with chemotherapy. Good tolerance and safety of MVA-Muc1-IL2 were confirmed, injection site reaction being the most frequent side effect.

The median time to progression (TTP) as of today exceeds six months while the median overall survival exceeds twelve months. More than half of the patients are still alive and some remain on treatment.

The data on response rate, TTP and overall survival compares favourably with the results usually obtained with the chemotherapy alone. The results obtained with the MVA-Muc1-IL2 vaccine are moreover strengthened by the fact that the Muc1 positivity is in itself a recognized factor of poor prognosis.

Based on these promising results, Transgene expects to start in the last quarter of 2005 a randomized controlled Phase IIb clinical trial in combination with standard chemotherapies.

MVA-HPV-IL2 therapeutic vaccine : on-going phase II clinical trial against human papilloma virus infection

The current trial is being conducted in women diagnosed with pre-cancerous lesions of the cervix (cervical intraepithelial neoplasia – CIN 2/3) related to type-16 human papillomavirus (HPV16). Based on the favorable data obtained from the previous Phase II trial conducted in the same indication, this current trial will evaluate the efficacy of MVA-HPV-IL2 after a 6-month observation period, which will give patients longer time to mount an immune response. Candidate enrollment is on-going and preliminary data are expected during the second half of 2005. 18 patients with HPV16-related CIN2/3 will receive three injections of the high-dose vaccine (5.107 pfu) administered sub-cutaneously. They will be monitored every 2 months for 6 months. Only those still presenting with a CIN2/3 or an HPV infection at the end of the 6-month period will undergo a surgery (conisation). The other patients will be considered as having responded to the therapeutic vaccination and will not be considered to require conisation. They will continue to be monitored to ensure that the regression is complete and long-lasting.

Ad-IFNγ immunotherapy product : accelerated development in cutaneous lymphoma

Ad-IFNγ is currently in Phase I/II clinical trial in primary cutaneous T-cell lymphoma (CTCL). Interim results from 16 evaluable patients out of 26 patients enrolled to date show a 56% global response rate with six complete and three partial responses. The development strategy of this product consists in a pivotal Phase II/II controlled trial to begin in the first quarter of 2006, leading to a possible marketing authorization in 2009. Discussions are on-going with the FDA and EMEA accordingly. Transgene has applied for a Special Protocol Assistance at the EMEA following the European orphan drug designation of Ad-IFNγ. In parallel, the company intends also to obtain orphan drug designation in the United States.

MVA-HCV therapeutic vaccine : a new candidate in infectious disease

170 million persons worldwide are infected by the hepatitis C virus. The MVA-HCV candidate vaccine, currently in pre-clinical stage, uses Transgene’ s MVA technology and expresses non-structural HCV proteins. A Phase I/II clinical trial in naïve or non-responding patients is in preparation and is expected to be launched beginning of 2006.

Analysts and Press Presentation

The presentation will be available at www.transgene.fr under News / Management presentations at 12 am, Central European Time (6 am US Eastern time).

Conference Call

Transgene will conduct a conference call today, February 23, 2005, at 17 pm Central European Time (11 am US Eastern time). To participate in the conference call, please call one of the following numbers within 10 minutes prior to commencement:

+1 718 354 1158	for the U.S.
33 (0) 1 55 17 41 79	for France
44 (0) 20 7784 1014	for other countries

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines and immunotherapy products for the treatment of cancer and infectious diseases. Transgene has a broad portfolio of products in clinical development.

This press release contains forward-looking statements, including statements regarding objectives for cash expenditures and the potential efficacy, safety and medical applications of Transgene’s product candidates.  Statements that are not historical facts are based on Transgene’s current beliefs, estimates and assumptions, including Transgene’s expectations related to on-going costs and progress in research, development and clinical and pre-clinical studies.  All of Transgene’s potential products are in research, preclinical development or early stage clinical trials, and, as is the case with all biopharmaceutical products under development, results from future studies with more data may show less favorable outcomes.  Current results are preliminary and based upon a small number of patients.  It is uncertain whether any of the products which Transgene is developing will ever demonstrate adequate therapeutic efficacy or achieve regulatory approval or commercial use.  Important factors which may affect Transgene’s ability to meet its objectives for cash expenditures or to develop commercially successful products include the following: Transgene’s product candidates may not demonstrate therapeutic efficacy after initial promising results, Transgene may not have sufficient resources to complete on-going clinical trials and continue its planned research and development activities, Transgene may incur unexpected costs to carry out clinical studies or due to product liability or intellectual property litigation, Transgene may be unable to obtain regulatory approval for its product candidates, Transgene may be unable to conduct its clinical trials as quickly as it has predicted, Transgene’s clinical trials may not produce results sufficient to justify further product development, competitors may develop technologies or products superior to Transgene’s technologies or products, Transgene may not be able to successfully enforce the intellectual property rights in all jurisdictions relating to its product candidates and other important factors described under “Risk Factors” and elsewhere in Transgene’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with, and in its Reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date	February 23, 2005	Transgene S.A.

		By:	/s/ PHILIPPE PONCET
Philippe PONCET
Chief Financial Officer